SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
(Rule 14d-101)
Solicitation/Recommendation Statement Under
Section 14(d)(4) of the Securities Exchange Act of 1934
(Amendment No. 3)

New Valley Corporation
(Name of Subject Company)
New Valley Corporation
(Name of Person Filing Statement)
Common Share, $0.01 par value per share
(Title of Class of Securities)
649080-50-4
(CUSIP Number of Class of Securities)

Richard J. Lampen
Executive Vice President
New Valley Corporation
100 S.E. Second Street
Miami, Florida 33131
(305) 579-8000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Person Filing Statement)

With a copy to:
Stephen Fraidin, Esq.
Thomas W. Christopher, Esq.
Kirkland & Ellis LLP
Citigroup Center, 153 East 53rd Street
New York, New York 10022
(212) 446-4800
☐     Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 4. The Solicitation or Recommendation.
SIGNATURE

     This Amendment No. 3 amends and supplements the Solicitation/Recommendation Statement filed on November 2, 2005 and amended on November 23, 2005 (the “Schedule 14D-9”) by New Valley, a Delaware corporation (“New Valley”), relating to the tender offer by Vector Group Ltd., a Delaware Corporation (“Vector”), through its wholly-owned subsidiary VGR Holding Inc., a Delaware corporation (together with Vector, the “Bidders”), to exchange 0.54 shares of Vector common stock, par value $0.10 per share, for each share of common stock, par value $0.01 per share, of New Valley, as disclosed in a preliminary prospectus and offer to exchange filed on Schedule TO and contained in a registration statement on Form S-4, each as filed by the Bidders with the U.S. Securities and Exchange Commission on October 20, 2005 on the terms and conditions set forth in Schedule TO (collectively, the “Offer”), and as amended through the date of this Amendment.
Item 4. The Solicitation or Recommendation.
     Item 4 is hereby amended by replacing the first sentence of the last bullet point on page 20 with the following:  “The Offer to Purchase noted that Vector may not be able to consummate the Merger even if it has consummated the Offer.”
     Item 4 is hereby supplemented by substituting the following text for the entirety of the text under the heading “Opinion of the Special Committee’s Financial Advisor” on page 20 of the Schedule 14D-9:
     Opinion of Special Committee’s Financial Advisor
      Blackstone has acted as financial advisor to the Special Committee in connection with its evaluation of the Offer. New Valley selected Blackstone based on Blackstone’s experience, reputation and familiarity with New Valley’s business. Blackstone is an internationally recognized investment banking firm and is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, leveraged buyouts and valuations for corporate and other purposes.
      In connection with Blackstone’s engagement, New Valley requested that Blackstone evaluate the fairness, from a financial point of view, of the exchange ratio of 0.540 shares of Vector Common Stock to be received for each share of Common Stock in the revised Offer (the “Exchange Ratio”) by the stockholders of New Valley other than Vector and its affiliates. On November 22, 2005, at a meeting of the Special Committee, Blackstone delivered an oral opinion, which was subsequently confirmed in writing, to the effect that, as of that date and based on and subject to the assumptions, limitations and qualifications described in its written opinion, the Exchange Ratio is fair to the holders of Common Stock other than Vector and its affiliates from a financial point of view.

      The full text of Blackstone’s written opinion, dated November 22, 2005, to the Special Committee, which sets forth, among other things, the assumptions made and limitations and qualifications on the scope of review undertaken by Blackstone in rendering its opinion, is attached as Annex B to this Statement. Holders of Common Stock are urged to read this opinion carefully and in its entirety. Blackstone’s opinion is addressed to the Special Committee and relates only to the fairness, from a financial point of view, of the Exchange Ratio to the holders of Common Stock. Blackstone’s opinion does not address any other aspect of the Offer or the Merger nor does it constitute a recommendation to any stockholder of New Valley as to how such stockholder should vote or act on any matter relating to the Offer or the Merger. The summary of Blackstone’s opinion set forth in this Statement is qualified in its entirety by reference to the full text of Blackstone’s opinion.
      In arriving at its opinion, Blackstone, among other things:

•	Reviewed certain publicly available information concerning the business and financial condition of New Valley and Vector that Blackstone believed to be relevant to its inquiry.

•	Reviewed certain internal information concerning the business, financial condition, and operations of New Valley and Vector prepared and furnished to Blackstone by the management of New Valley and Vector, respectively, that we believe to be relevant to our inquiry.

•	Reviewed certain internal financial analyses, estimates and forecasts relating to New Valley and Vector prepared and furnished to Blackstone by the management of New Valley and Vector, respectively.

•	Reviewed the reported prices and trading activity for the Common Stock and Vector Common Stock.

•	Held discussions with members of senior management and counsel of New Valley and Vector concerning New Valley’s and Vector’s businesses, operating environment, financial condition, prospects, and strategic objectives, respectively.

•	Reviewed publicly available financial and stock market data with respect to certain other companies in lines of businesses that Blackstone believed to be generally comparable to those of New Valley and Vector.

•	Compared the financial terms of the Offer and the Merger with the publicly available financial terms of certain other transactions that Blackstone believed to be generally relevant.

•	Compared certain publicly available financial and stock market data for Vector with certain other companies in the tobacco industry.

•	Considered the pro forma financial effect of the Merger on New Valley shareholders and Vector.

•	Participated in discussions and negotiations among representatives of the Special Committee and Vector and their respective financial and legal advisors.

•	Reviewed the proposed Offer and certain related documents.

•	Conducted such other financial studies, analyses, and investigations, and considered such other information as Blackstone deemed necessary or appropriate.
      In preparing its opinion, Blackstone assumed and relied, without independent verification, upon the accuracy and completeness of all financial and other information that was available from public sources and all projections and other information provided to it by New Valley and Vector or otherwise reviewed by Blackstone. Blackstone assumed that the financial and other projections and pro forma financial information prepared by the Company and Vector and the assumptions underlying those projections and such pro forma information, including the amounts and the timing of all financial and other performance data, are reasonably prepared and represent the best estimates of the management of the New Valley and Vector as of the date of their preparation. Blackstone expressed no view as to such analyses or forecasts or the assumptions on which they were based. Blackstone further relied upon the assurances of the management of New Valley and Vector that they were not aware of any facts that would make the information and projections provided by them inaccurate, incomplete or misleading.

      In addition, Blackstone also relied, without assuming responsibility for independent verification, upon the views of the management of New Valley as well as New Valley’s and Vector’s legal counsel on litigation and taxation considerations. Blackstone assumed that the Special Committee has obtained advice from counsel regarding other legal consideration.
      Blackstone has not been asked to undertake, and has not undertaken, an independent verification of any information, nor has it been furnished with any such verification and Blackstone does not assume any responsibility or liability for the accuracy or completeness thereof.
      While Blackstone has reviewed New Valley’s historical and projected financial results and cash flow projections with respect to certain of its assets to the extent set forth above, Blackstone has not made an independent evaluation or appraisal of New Valley’s assets and liabilities.
      Blackstone has not expressed any opinion as to what the value of Vector Common Stock will be when issued to holders of Common Stock pursuant to the Offer and the Merger or the prices at which shares of Vector Common Stock will trade at any time.
      The Special Committee has also informed Blackstone, and Blackstone has assumed, that the Offer and the Merger will be treated as a tax-free reorganization for federal income tax purposes. Blackstone has assumed that the terms of the Offer and the Merger will not differ in any material respects from the information furnished to it. Blackstone has also assumed, with the Special Committee’s consent, that in the course of obtaining any necessary regulatory, third-party approvals and consents for the Offer, no modification, delay, limitation, restriction, or condition will be imposed that will have an adverse effect on the Company, Vector, or the Offer and the Merger, and that the Offer and the Merger will be consummated in accordance with the Agreement, without waiver, amendment or modification of any material terms, conditions, or agreements therein.
      In arriving at its opinion, Blackstone was not authorized to solicit, and did not solicit, interest from any party with respect to an acquisition, business combination or other extraordinary transaction involving New Valley or its assets. Blackstone’s opinion does not address the relative merits of the Offer and the Merger as compared to other business strategies or transaction that might be available to New Valley or New Valley’s underlying business decision to effect the Offer and the Merger nor does the opinion constitute a recommendation as to whether the holders of Common Stock should tender their shares into the Offer or any other matter.
      Blackstone’s opinion is necessarily based upon market, economic, financial and other conditions as they exist and can be evaluated as of the date thereof only. Blackstone assumed no responsibility to update or revise its opinion based on circumstances or events occurring after the date of the opinion.
      In preparing its opinion to the Special Committee, Blackstone performed a variety of financial and comparative analyses, including those described below. The preparation of a fairness opinion is complex and is not readily susceptible to partial analysis or summary description. Accordingly, Blackstone believes that its analyses must be considered as a whole and that selecting portions of its analyses and factors, or the narrative description of the analyses, could create a misleading or incomplete view of the processes underlying its analyses and opinion.
      No company, transaction or business used in Blackstone’s analyses as a comparison is directly comparable to New Valley or the Offer and the Merger, and an evaluation of the results of those analyses is not entirely mathematical. Rather, the analyses involve complex considerations and judgments concerning differences in financial and operating characteristics of the comparable companies, business segments or transactions and other factors that could affect the Offer and the Merger or the other values of the companies, business segments or transactions being analyzed.
      The estimates contained in Blackstone’s analyses and the ranges of valuations resulting from any particular analysis are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than those suggested by the analyses. The analyses do not purport to be appraisals and do not necessarily reflect the prices at which businesses actually may be sold, and such estimates are inherently subject to uncertainty.

      Blackstone’s opinion and financial analyses were among many factors considered by the Special Committee in its evaluation of the Offer and the Merger and should not be viewed as determinative of the views of the Special Committee or the management of New Valley with respect to the Offer and the Merger or the Exchange Ratio.
      The following is a summary of the material financial analyses underlying Blackstone’s opinion dated November 22, 2005, delivered to the Special Committee in connection with the Offer and the Merger. The financial analyses summarized below include information presented in tabular format. In order to fully understand Blackstone’s financial analyses, the tables must be read together with the text of each summary. Considering the data set forth in the tables below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of Blackstone’s financial analyses. Predictions of results of operations, cash flows, earnings before interest expense, taxes, depreciation and amortization, or EBITDA, and per share values for 2005 and subsequent years set forth in the following analyses are not guaranteed, involve risks and uncertainties and may not accurately predict future results of the combined company.
      Exchange Ratio Analysis. Blackstone reviewed the ratios determined by dividing the closing prices of Common Stock by the closing prices of shares of Vector Common Stock for certain periods from September 27, 2003 to September 27, 2005. Blackstone then examined the premia represented by the exchange ratio of 0.540 as compared to these ratios of closing prices of shares of Common Stock to shares of Vector Common Stock. The results of this analysis are set forth below:

				Offer
Historical Ratios(1)	Max	Min	Average	Premium

1-Week	0.388	0.379	0.382	41.4%
4-Weeks	0.407	0.377	0.387	39.6%
2-Months	0.421	0.377	0.398	35.6%
1-Year	0.473	0.315	0.403	33.8%
2-Years	0.473	0.254	0.345	56.7%

     (1) Prior to announcement on September 27, 2005.
Blackstone noted that the proposed exchange ratio in the Offer was 0.540.
      Blackstone calculated several ranges of implied exchange ratios based on the following various methods:

•	actual closing prices of shares of Common Stock and shares of Vector Common Stock for the period from September 27, 2003 to September 27, 2005;

•	actual closing prices of shares of Common Stock and shares of New Valley Common Stock for the period from September 27, 2003 to September 27, 2005;

•	average share price increases relative to original offer in the Precedent Transactions set forth below under the heading “Comparable Premiums Paid,” based on information published by the Securities Data Corporation, an industry standard, dated as of November 15, 2005;

•	comparable premiums analysis, giving consideration to premiums paid in the Precedent Transactions set forth below under the heading “Comparable Premiums Paid,” based on information published by the Securities Data Corporation, an industry standard, dated as of November 15, 2005; and

•	Implied valuation ranges representing the minimum and maximum exchange ratios that would be fair based on the reference equity range per share of the Common Stock of $9.75 to $11.50, which is implied by the results of the various analyses conducted by Blackstone on the Common Stock as described below, and the reference equity range per share of the Vector Common Stock of $17.50 to $20.50, which is implied by the results of the various analyses conducted by Blackstone on the Vector Common Stock as described below.

      The following table presents the ranges of implied exchange ratios indicated by these analyses:

	Implied
	Exchange Ratio

Period/Benchmark	Low	High

12-Month Trading Range	0.315	0.473
24-Month Trading Range	0.254	0.473
Trading Range Since Offer	0.440	0.477
Implied by Comparable Premiums Paid	0.477	0.515
Comparable Increase Over Original Offer	0.521	0.523
Blackstone Reference Valuation Range	0.476	0.657
      Blackstone noted that the exchange ratio proposed in the Offer of 0.540 was within or above all of these ranges.
      Historical Share Price Analysis. Blackstone reviewed the historical price performance and trading volumes of the Common Stock for the 12-month period ending on September 27, 2005 and of Vector Common Stock for the 52-week period ending on November 15, 2005. For the 12-month period, the low and high intra-day prices were $4.81 and $7.63 for the Common Stock and the low and high intra-day prices were $14.29 and $20.82 for shares of Vector Common Stock during the 52-week period. Blackstone compared the low and high intra-day prices for the Common Stock to the $10.78 price per share of the Common Stock, which was implied by the exchange ratio of 0.540 and the closing price of $19.97 per share of the Vector Common Stock on November 15, 2005. Blackstone also compared the low and high intra-day prices for the Vector Common Stock to the closing price of $19.97 per share of the Vector Common Stock on November 15, 2005.
      Blackstone also reviewed the historical price performance and trading volumes of the Common Stock for the period between the date the first offer was announced, September 27, 2005 and the date the second offer was announced, November 16, 2005. For such period, the low and high intra-day prices were $8.40 and $9.45 for the Common Stock. Blackstone compared these low and high intra-day prices to the $10.78 price per share of the Common Stock, which was implied by the exchange ratio of 0.540 and the closing price of $19.97 per share of the Vector Common Stock on November 15, 2005.

      Balance Sheet Asset/ Liability Analysis. Blackstone performed an analysis of New Valley as the sum of its following assets and liabilities:

		Valuation Analysis

	Book			Value per Share
Blackstone’s balance sheet asset/liability analysis	Value	Low	High	Range

	($ in millions)
Assets:
Cash	$90	$96	$96	$4.27-$4.27
Investment Securities Available for Sale	13	12	12	0.53-0.53
Other Current Assets	0	0	0	0.01-0.01

Total Current Assets	$103	$108	$108	$4.81-$4.81
Investments in Real Estate:
St. Regis Hotel	$1	$6	$6	$0.28-$0.28
Koa Hotel	5	9	14	0.40-0.62
Douglas Elliman	23	55	74	2.43-3.29
Total Investments in Real Estate	30	70	94	3.11-4.19
Long-Term Investments and Assets, Net	3	16	16	0.71-0.71
Other Assets	1	1	1	0.04-0.04
Pending Westar VI Litigation	—	6	13	0.26-0.56
Proceeds from Option Exercises	—	1	1	0.04-0.04
Note Receivable from Ladenburg Thalmann	—	5	5	0.20-0.22
Deferred Tax Assets	—	21	27	0.92-1.21

Total Asset Value	$135	$227	$265	$10.11-$11.79
Liabilities:
Accounts Payable and Accrued Liabilities	$2	$2	$2	$0.11-$0.11
Prepetition Claims	0	0	0	0.01-0.01
Income Taxes	1	1	1	0.02-0.02
Severance	—	0	0	0.00-0.0
Long-Term Liabilities	2	2	2	0.11-0.11
Total Liabilities	$6	$6	$6	$0.25-$0.25
New Valley Equity Value	$130	$221	$259
Shares Outstanding (1)	23.3	22.5	22.5
New Valley Estimated Value Per Share	$5.57	$9.86	$11.54

(1)	New Valley cancelled 1.08 million shares allocated to management and includes 0.2 million shares from options outstanding.

     The line-items listed above generally correspond to the line-items reflected in the New Valley balance sheet, the 9-30 balance sheet, contained in New Valley’s quarterly report on Form 10-Q for the three months ended September 30, 2005, the 9-30 quarterly report, with the following exceptions:
•	certain line-items reflected in the 9-30 balance sheet that did not have any value as of September 30, 2005 were omitted from Blackstone’s balance sheet/liability analysis;

•	the 9-30 balance sheet line-item “Investments in non-consolidated real estate businesses” is reflected in the line-item in the table above as “Total Investments in Real Estate”;

•	Blackstone included in its balance sheet/liability analysis the following line-items which represent future contingent assets or liabilities but which are not reflected in the 9-30 balance sheet and which would not be reflected in a balance sheet prepared in accordance with U.S. generally accepted accounting principles: Pending Westar VI Litigation, Proceeds from Option Exercises, Deferred Tax Assets and Severance. Although these line-items are only contingent assets and liabilities, Blackstone included these line-items in its analysis because their future values impact the present-day valuation of New Valley; and
•	Blackstone accounted for the 9-30 balance sheet line-item “Obligations to fund non-consolidated real estate businesses” by adjusting the value of Douglas Elliman in the Blackstone balance sheet/liability analysis.
     The valuations for the line-items in the table above are based on the following:
•	Cash: The valuation is taken from the 9-30 quarterly report;

•	Investment Securities Available for Sale: The valuation is based on the market value of securities as of November 15, 2005 and assumes a Dollar to Euro exchange rate of 1.2089;

•	Other Current Investments: The valuation is based on book value as presented in the 9-30 quarterly report;

•	St. Regis Hotel: The valuation is based on price paid by New Valley for its 50% interest in the St. Regis Hotel in August 2005;

•	Koa Hotel: The valuation of New Valley’s 50% interest in the Koa Hotel is based on a range of total enterprise valuation of $100 to $110 million, per New Valley’s management, based on the comparable recent sales transactions of hotels of comparable size in Hawaii set forth below, less the repayment of $82.0 million of outstanding indebtedness:

Hotel	City	State	Rooms	Date	Purchase Price	Price/ Room	Buyer
Aston Waikiki (Main Tower)	Waikiki	HI	644	Apr-05	$100.0	$0.155	Gaylord Entertainment
Kapalua Bay Hotel	Maui	HI	210	Jul-04	50.0	0.238	Maui Land & Pineapple Company, Inc.
Waikoloa Beach Marriott	Waikoloa	HI	545	Jun-04	101.0	0.185	Blackstone Group
Sheraton Kauai Beach Resort	Poipu Beach	HI	413	Mar-04	40.0	0.097	Starwood Hotels & Resorts
Hilton Waikoloa Village (CI)	Waikoloa	HI	1,241	Jun-02	155.0	0.125	Hilton Hotels Corporation
Ritz Carlton Kapalua	Lahaina	HI	548	Feb-01	144.0	0.263	Blackacre/MI (Capital Hotel Investments)

Total			3,601		$590.0	$0.164

					Estimated
				Estimated Sale	Value Per
Hotel	City	State	Rooms	Valuation	Room
Sheraton Keauhou Bay Resort & Spa	Kailua-Kona	HI	521	$105.0	$0.202
•	Douglas Elliman: The low valuation is based on the current offer by Prudential Real Estate Financial Services to sell its 20.6% stake in Douglas Elliman for $18.6 million to New Valley. The high valuation was determined by applying a 5.75x multiple to estimated calendar year 2005 EBITDA for Douglas Elliman, per Murray Consulting, a third party consultant specializing in the real estate brokerage industry, based on the following private precedent transactions (the “Douglas Elliman Precedent Transactions”):

Transaction Date	Acquiror	Target
September 2005	NRT Incorporated	Coldwell Banker Success Realty
August 2003	NRT Incorporated	DeWolfe Companies
June 2003	NRT Incorporated	Coldwell Banker Sammis
April 2003	NRT Incorporated	Arvida Realty Sales
September 2001	NRT Incorporated	The Corcoran Group

Per Murray Consulting, the average multiple for the last twelve months, or LTM, EBITDA of the targets in the Douglas Elliman Precedent Transactions was 5.75x and the range of multiples for LTM EBITDA of such targets was from 5.25x to 6.50x. Blackstone noted that a discount may be applicable due to an agreement between Douglas Elliman and The Prudential Real Estate Affiliates, Inc. prohibiting Douglas Elliman from using the Prudential name outside of its current region without Prudential’s approval. These valuations also reflect a $9.5 million note from Douglas Elliman to New Valley, valued at face value;
•	Long-Term Investments and Assets, Net: The valuation is based on estimates provided by New Valley management of the fair market value of New Valley’s long-term investments in Steel Partners (valued at $14.8 million as of August 31, 2005), Ukraine Fund (valued at $0 as of August 31, 2005), 411Web.Com (valued at $0.6 million based on the liquidation preference of 411Web.Com preferred stock owned by New Valley), CIM Urban Real Estate Fund, L.P. (valued at $0.5 million per CIM’s June 30, 2005 Consolidated Financial Report) and Amroc (valued at $0);

•	Other Assets: The valuation is based on book value as presented in the 9-30 quarterly report;

•	Pending Westar VI Litigation: The valuation is based on an expected settlement range of $10 to $20 million and an expected settlement date of December 31, 2008, based on analysis by New Valley’s legal counsel and New Valley management. The estimated settlement values were discounted back to present value using a weighted average cost of capital for New Valley of 14.1%. Blackstone calculated this weighted average cost of capital using treasury rates as of November 15, 2005 and information from Ibbotson Associates, while accounting for greater risks associated with small-cap stocks in the domestic equities less than $505.0 million of market capitalization and the statistical coefficient released by Barra, Inc., a market leader in financial risk management solutions that reflects Barra’s predictions of future market risk of a company’s stock relative to the stock market as a whole based upon company fundamentals, or “Barra beta,” for New Valley;

•	Proceeds from Option Exercises: The valuation is based on the exercise of all options to acquire shares of Common Stock outstanding as of November 18, 2005 with an exercise price less than the $10.78 price per share of the Common Stock, which was implied by the exchange ratio of 0.540 and the closing price of $19.97 per share of the Vector Common Stock on November 15, 2005;

•	Note Receivable from Ladenburg Thalmann: The valuation is based on the face value of the note, per the 9-30 quarterly report, and adjusted for $1.4 million of additional accrued principal and interest. Per New Valley’s management, Blackstone assumed beginning balances under the note of $6.4, $4.8 and $3.2 million in fiscal years 2006, 2007 and 2008, respectively. Blackstone discounted its valuation back to present value using a weighted average cost of capital for Ladenburg Thalmann of 21.0%. Blackstone calculated this weighted average cost of capital using treasury rates as of November 15, 2005 and information from Ibbotson Associates, while accounting for greater risks associated with small-cap stocks in the domestic equities less than $505.0 million of market capitalization and the Barra beta for Ladenburg Thalmann;

•	Deferred Tax Asset: The valuation represents the (a) the weighted value of New Valley’s net operating losses to an unaffiliated third party and of such net operating losses to Vector, assuming an effective tax rate of 35.0%, per New Valley’s management, (b) value of the excess of New Valley’s tax basis over its book basis, assuming an effective tax rate of 47.0%, per New Valley’s management, plus (c) the value of New Valley’s minimum tax credit carry forward. Blackstone noted that the value of New Valley’s net operating losses to Vector is significantly greater than the value of such net operating losses to an unaffiliated third party because Vector would be able to utilize all of New Valley’s net operating losses by 2008. For its valuation, Blackstone assumed maximum usage of the net operating losses subject to Section 382 of the Internal Revenue Code of 1986. Blackstone discounted its valuation of the projected usage of New Valley’s net operating losses by a third party through 2021 assuming New Valley’s weighted average cost of capital, 14.1%, calculated as described above;

•	Accounts Payable and Accrued Liabilities: The valuation is based on book value as presented in the 9-30 quarterly report;

•	Prepetition Claims: The valuation is based on book value as presented in the 9-30 quarterly report;

•	Income Taxes: The valuation is based on book value as presented in the 9-30 quarterly report;

•	Severance: Per New Valley’s management, Blackstone assumed the transactions contemplated by the Offer and the Merger would not result in payment of severance under any New Valley management severance agreements and ascribed zero value to severance obligations; and

•	Long-Term Liabilities: The valuation is based on book value as presented in the 9-30 quarterly report.

      This analysis was performed to determine an implied valuation range for the Common Stock based upon the market values of balance sheet assets and liabilities. Blackstone reviewed various publicly available financial, operating and stock market information, as well as information provided by New Valley management and legal counsel and Murray Consulting. Based on this data and the assumptions of New Valley management described above, Blackstone estimated implied value ranges for asset and liability by using the sale value based on transactions multiples for operating assets carrying or fair market value for non-operating assets.
      After adding these implied value ranges together, this analysis indicated an implied per share equity range for New Valley of $9.86 to $11.54, as compared to the $10.78 price per share of Common Stock, which was implied by the exchange ratio of 0.540 and the closing price of $19.97 per share of the Vector Common Stock on November 15, 2005.
      Discounted Cash Flow Analysis. Blackstone performed a sum-of-the-parts discounted cash flow, or DCF, analysis of New Valley as the sum of its EBITDA less capital expenditures and increases in net working capital, or “unlevered free cash flows,” (before financing costs) for the fiscal years ending December 2006 through December 2010, using a valuation of New Valley’s operating assets as of the end of fiscal year 2005 and projections provided by the management of New Valley. Blackstone did separate DCF analyses of New Valley’s operating assets, Douglas Elliman, LLC and Koa Investors (each of which is 50% owned by New Valley), and calculated the carrying or fair market values for non-operating assets, consistent with Blackstone’s Balance Sheet Asset/ Liability Analysis.
      Using treasury rates as of November 15, 2005 and information from Ibbotson Associates and New Valley’s management, while accounting for greater risks associated with small-cap stocks in the domestic equities less than $505.0 million of market capitalization and the average of Barra betas for comparable residential brokerage companies leveraged at current equity ratio Blackstone calculated a weighted average cost of capital of 11.3% for Douglas Elliman, LLC. Assuming, per New Valley management’s instructions, a tax rate of 47.0%, the DCF for Douglas Elliman, LLC was estimated using discount rates ranging from 10.0% to 12.0%, and exit multiples of terminal EBITDA for the fiscal year ending December 2010 ranging from 3.50x to 6.50x. These exit multiples of terminal EBITDA were based on the Douglas Elliman Precedent Transactions, per Murray Consulting. Based on this analysis, Blackstone estimated an implied equity value of Douglas Elliman, LLC ranging from $55.5 million to $75.4 million.
      Using treasury rates as of November 15, 2005 and information from Ibbotson Associates, while accounting for greater risks associated with small-cap stocks in the domestic equities less than $505.0 million of market capitalization and the average of Barra betas for small-cap hotel/lodging companies leveraged at current equity ratio, Blackstone calculated a weighted average cost of capital of 6.0% for Koa Investors. The DCF for Koa Investors was estimated using discount rates ranging from 5.0% to 7.0%, and terminal value sale prices (based, per New Valley management’s instructions, on offers received for Koa Investors over the last twelve months) for the fiscal year ending December 2010 ranging from $95 to $115. Based on this analysis, Blackstone estimated an implied equity value of Koa Investors ranging from $3.9 million to $9.7 million.
      Blackstone then added the implied equity values of (a) Douglas Elliman LLC and Koa Investors, the only operating assets of New Valley, and (b) the carrying or fair market values of non-operating assets, consistent with Blackstone’s Balance Sheet Asset/ Liability Analysis, and divided those amounts by (c) the number of fully diluted shares of New Valley. The discounted cash flow analysis indicated an implied per share equity range for New Valley of $9.67 to $11.41, which Blackstone then compared to the $10.78 price per share of Common Stock, which was implied by the exchange ratio of 0.540 and the closing price of $19.97 per share of the Vector Common Stock on November 15, 2005. This implied per share equity range represented a range of premium or discount to the $10.78 price per share from a discount of (10.3%) to a premium of 6.5%. The $10.78 price per share is above the midpoint of this range of premium or discount.

Implied Value of New Valley Common Equity	Low	High

	($ in millions)
Value of Douglas Elliman, LLC	$55	$75
Value of Koa Hotel	4	10

Total Operating Asset Value	$59	$85
Plus: Cash and Cash Equivalents(1)	96	96
Plus: Other Non-Operating Assets(1)	67	81
Less: Non-Operating Liabilities(1)	(6)	(6)

Implied Equity Value of New Valley	$217	$256
Implied Equity Value of New Valley Per Share	9.67	11.41
Proposed New Valley Purchase Price Per Share	$10.78	$10.78
Implied Premium/(Discount) to Revised Offer	(10.3)%	6.5%

     (1) Based on balance sheet asset/liability analysis
     Comparable Premiums Paid. Using publicly available information, Blackstone examined selected U.S. public minority squeeze-out transactions with transaction values of $100 million to $500 million. Like the transactions contemplated by the Offer and the Merger, each of the following transactions (the “Precedent Transactions”) is a U.S. public minority squeeze-out transaction and is of a size comparable to the transactions contemplated by the Offer and the Merger. According to the Securities Data Corporation, an industry standard, the Precedent Transactions represent all of the U.S. public minority squeeze-out transactions with a transaction value of $100 million to $500 million announced since March 23, 2001.
Precedent Minority Squeeze-Out Analysis

				Premium (Discount) Paid			Increase (Decrease) from
				Prior to Announcement			Original Offer to Final
			Transaction
Announced Date	Acquirer	Target	Value ($ in millions)	1-Day	1-Week	4-Weeks	1-Day	1-Week	4-Weeks

10/10/2005	ev3 Inc.	Micro Therapeutics Inc.	116.1	33.0%	40.8%	31.7%	NA	NA	NA
09/12/2005	Wachovia Corp, Charlotte, NC	WFS Financial Inc.	485.6	13.8%	11.5%	28.2%	NA	NA	NA
03/03/2005	Vishay Intertechnology Inc.	Siliconix Inc.	231.0	36.5%	39.0%	28.9%	19.3%	19.7%	18.2%
01/27/2005	Danisco A/ S	Genencor International Inc.	183.8	23.9%	22.4%	15.8%	(0.0)%	0.0%	(0.0)%
05/24/2004	Westcorp, Irvine, CA	WFS Financial Inc.	310.5	3.5%	6.2%	5.1%	NA	NA	NA
01/15/2004	IMC Global Inc.	Phosphate Resource Partners LP	110.7	2.7%	12.1%	16.8%	0.0%	(0.0)%	0.0%
11/07/2003	Barnes & Noble Inc.	barnesandnoble.com Inc.	122.4	35.6%	32.6%	27.1%	24.4%	23.9%	22.9%
06/02/2003	ICN Pharmaceuticals Inc.	Ribapharm Inc.	187.3	23.0%	23.8%	50.2%	12.8%	12.9%	15.6%
05/23/2003	Fidelity National Financial Inc.	Fidelity National Info Solutions	391.9	24.1%	24.8%	37.3%	0.0%	0.0%	0.0%
07/26/2002	Valhi Inc.	Tremont Corp.	127.0	96.4%	114.6%	118.8%	52.0%	56.8%	57.9%
06/17/2002	Lennar Corp.	Fortress Group Inc.	112.2	16.8%	18.7%	20.7%	0.0%	0.0%	0.0%
03/18/2002	Network Associates Inc.	McAfee.com Corp.	229.5	(0.7)%	(11.3)%	(5.1)%	(0.0)%	0.0%	(0.0)%
02/19/2002	Sabre Holdings Corp.	Travelocity.com Inc.	447.2	45.8%	40.3%	22.5%	26.0%	25.0%	21.9%
11/07/2001	UtiliCorp United Inc.	Aquila Inc. (Utilicorp United)	414.2	15.0%	12.7%	(16.1)%	0.3%	0.3%	0.2%
10/10/2001	Toronto-Dominion Bank	TD Waterhouse Group Inc.	402.6	53.2%	49.1%	32.9%	8.1%	7.9%	7.0%
05/23/2001	Electronic Data Systems Corp.	Unigraphics Solutions Inc.	208.5	52.9%	68.8%	80.8%	25.9%	28.6%	30.6%
			Min	(0.7)%	(11.3)%	(16.1)%	(0.0)%	(0.0)%	(0.0)%
			Mean	29.7%	31.6%	31.0%	13.0%	13.5%	13.4%
			Median	24.0%	24.3%	27.6%	8.1%	7.9%	7.0%
			Max	96.4%	114.6%	118.8%	52.0%	56.8%	57.9%
      For each of these transactions, Blackstone analyzed, as of the closing date, the premium offered by the acquiror to the historical exchange ratio of the target’s shares to the acquiror’s shares one day prior to the announcement of the transaction, one week prior to the announcement of the transaction and four weeks prior to the announcement of the transaction. The mean final premia was 29.7% one day prior, 31.6% one week prior and 31.0% four weeks prior, as compared to 44.7%, 42.4% and 43.7%, respectively, for such periods implied by the Exchange Ratio. The foregoing precedent transaction 100% stock minority buy-back analysis was presented to the Special Committee to provide the Special Committee with background information and perspective in connection with the Special Committee’s review of the Offer and the Merger.
      Blackstone used this range of mean final premia to calculate an implied per share equity value range for the Common Stock of $9.66 to $9.96, as compared to $10.78 price per share of Common Stock, which was implied by the exchange ratio of 0.540 and the closing price of $19.97 per share of the Vector Common Stock on November 15, 2005. This implied a range of exchange ratios from 0.477 to 0.515, as compared to the Exchange Ratio of 0.540.
      Comparable Increase Over Original Offer. For each Precedent Transaction, Blackstone analyzed, as of the closing date, the increase over the original offer made by the acquiror to the target one day prior to the announcement of the transaction, one week prior to the announcement of the transaction and four weeks prior to the announcement of the transaction. The average final increase over the original offer price was 13.0% one day prior, 13.5% one week prior and 13.4% four weeks prior, as compared to 20.8%, 18.9% and 20.0%. The foregoing precedent transaction 100% stock minority buy-back analysis was presented to the Special Committee to provide the Special Committee with background information and perspective in connection with the Special Committee’s review of the Offer and the Merger.
      Blackstone used this range of average increase over the original offer to calculate an implied per share equity value range for the Common Stock of $10.17 to $10.22, as compared to $10.78 price per share of Common Stock, which was implied by the exchange ratio of 0.540 and the closing price of $19.97 per share of the Vector Common Stock on November 15, 2005. This implied a range of exchange ratios from 0.521 to 0.523, as compared to the Exchange Ratio of 0.540.
      Public Comparables Analysis for Vector. Using publicly available information, Blackstone compared selected financial data of Vector with similar data for selected publicly traded companies. The companies selected by Blackstone were:
Altria Group Inc.
Reynolds American Inc.
UST Inc.
British American Tobacco plc
      The companies were selected, among other reasons, because they are tobacco manufacturers with substantial U.S. operations and have exposure to potential tobacco litigation. In examining these comparable companies, Blackstone calculated, as of November 15, 2005, the enterprise value of each company as a multiple of its respective latest twelve months and estimated calendar years 2005 and 2006 EBITDA as well as earnings before interest expense, taxes, or EBIT. Except as otherwise noted herein, all historical data was derived from publicly available sources and all projected data was obtained from Wall Street research reports. Blackstone’s analysis of the comparable companies yielded the following means and medians:

Multiple Descriptions	Mean		Median

Enterprise Value/
LTM EBITDA	8.6	x	8.4x
2005E EBITDA	8.8	x	8.6x
2006E EBITDA	8.5	x	8.3x
LTM EBIT	9.6	x	9.6x
2005E EBIT	9.8	x	9.3x
2006E EBIT	8.6	x	8.5x
      Based on the foregoing and financial information from Jefferies Research and Vector management, Blackstone applied ranges of selected multiples of those financial and operating data derived from the selected comparable companies to corresponding financial data of Vector in order to derive an implied enterprise value range for Vector. Thereafter, assuming, per the instructions of Vector’s management,

(a) $2 million of pre-tax transaction synergies, (b) a present value cost of $40.1 million related to tax obligations from 1998 and 1999 brand transaction with Philip Morris (net of offsets related to New Valley net operating losses), and (c) a value of $9.98 per share of Common Stock for Vector’s 12.8 million shares of Common Stock ((a)-(c), collectively, the “Assumptions”) Blackstone calculated a range of per share equity values in order to derive an implied equity reference range for Vector and then dividing those amounts by the number of fully diluted shares of Vector. This analysis indicated an implied per share equity reference range for Vector of $17.00 to $19.50. Blackstone compared this implied per share equity value range to the closing price of $19.97 per share of the Vector Common Stock on November 15, 2005.
      Discounted Cash Flow Analysis for Vector. Blackstone performed a DCF of the projected unlevered free cash flows of Vector for the fiscal years ending December 2005 through December 2010, using a valuation of Vector as of the end of fiscal year 2004 and projections provided by the management of Vector. Per the instructions of Vector’s management, Blackstone assumed the Assumptions. Using treasury rates as of November 15, 2005 and information from Ibbotson Associates, while accounting for greater risks associated with small-cap stocks in the domestic equities with between $830 and $940 million of market capitalization and the Barra beta for Vector, Blackstone calculated a weighted average cost of capital of 9.3% for Vector. The DCF for Vector was estimated using discount rates ranging from 8.0% to 10.0%, and exit multiples of terminal EBITDA for the fiscal year ending December 2010 ranging from 8.0x to 10.0x. Based on this analysis, Blackstone estimated an implied equity value range for Vector and divided those amounts by the number of fully diluted shares of Vector to find an implied per share equity value range for Vector Common Stock of $19.25 to $22.25. Blackstone compared this implied per share equity value range to the closing price of $19.97 per share of the Vector Common Stock on November 15, 2005.
      Reference Values for the Company and Vector and Reference Exchange Ratio. Based on the various analyses conducted by Blackstone as described above, Blackstone determined that the implied reference equity value per share of the Common Stock ranged from $9.75 to $11.50 and that the implied reference equity value per share of the Vector Common Stock ranged from $17.50 to $20.50. Based on the above analysis, Blackstone also determined a reference exchange ratio ranging from 0.476 to 0.657, representing the minimum and maximum exchange ratios that would be fair based on the reference equity range per share of the Common Stock of $9.75 to $11.50, which is implied by the results of the various analyses conducted by Blackstone on the Common Stock as described above, and the reference equity range per share of the Vector Common Stock of $17.50 to $20.50, which is implied by the results of the various analyses conducted by Blackstone on the Vector Common Stock as described above.
     Intent to Tender
      The members of the Special Committee only own options to purchase shares of Common Stock and do not intend to exercise their options or tender any shares of Common Stock in the revised Offer. The Special Committee expects that New Valley’s executive officers, directors and other affiliates who are officers, directors, affiliates and subsidiaries of Vector or its subsidiaries currently intend to tender all shares of Common Stock held of record or beneficially by each such person.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment to Schedule 14D-9 is true, complete and correct.

NEW VALLEY CORPORATION

By:	/s/ Arnold I. Burns

Name:	Arnold I. Burns
Title:	Director and Member of the Special Committee*
Dated: December 7, 2005

*	— Evidence of authority to sign on behalf of New Valley Corporation has been previously filed as an exhibit to the Schedule 14D-9.